SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Press Release dated May 1, 2018

Contact:	Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700

Trinity Biotech Announces Results for Q1, 2018

DUBLIN, Ireland (May 1, 2018)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2018.

Quarter 1 Results

Total revenues for Q1, 2018 were $23.8m which compares to $23.5m in Q1, 2017, an increase of $0.3m and were broken down as follows:

	2017 Quarter 1	2018 Quarter 1	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	4,010	3,776	(5.8)%
Clinical Laboratory	19,526	20,023	2.5%
Total	23,536	23,799	1.1%

Point-of-Care revenues for Q1, 2018 decreased from $4.0m to $3.8m when compared to Q1, 2017, a reduction of 5.8%. This was due to a combination of the impact of lower public health spending on U.S. HIV sales and the normal fluctuation of African HIV orders.

Clinical Laboratory revenues increased from $19.5m to $20.0m, which represents an increase of 2.5% compared to Q1 2017. As has been the case in previous quarters, this growth was due to higher Diabetes and Autoimmunity sales.

Gross profit for Q1, 2018 amounted to $10.4m representing a gross margin of 43.8%. This was higher than the 42% achieved in Q1, 2017 and was higher than the gross margin reported in each of the subsequent quarters of 2017.

Research and Development expenses remained flat at $1.3m whilst Selling, General and Administrative (SG&A) fell slightly from $7.0m to $6.9m during the quarter.

Operating profit for the quarter was $1.8m, which is higher than the $1.3m achieved in Q1, 2017 and this was attributable to the combination of the higher revenues and improved gross margin.

Financing income for the quarter was marginally higher at $0.2m reflecting higher available deposit interest rates. Meanwhile, interest payable, mainly arising on the Company’s exchangeable notes, remained static at $1.2m.  A further non-cash expense of $0.3m was recognised in the quarter.  This was due to a loss of $0.1m arising on an increase in the fair value of the embedded derivatives associated with the exchangeable notes plus non-cash interest of $0.2m.

The profit after tax, before non-cash financial expenses, for the quarter was $0.7m and compares favourably to $0.2m for the equivalent period last year.  This was primarily due to the improved operating profit this quarter.

The basic EPS (excluding non-cash financial expenses) for the quarter was 3.4 cents versus 1.0 cent in Q1, 2017. Unconstrained diluted EPS for the quarter amounted to 7.1 cents, which compares to 5.0 cents in the equivalent quarter in 2017.

Earnings before interest, tax, depreciation, amortisation and share option expense for the quarter was $3.3m, compared with $2.7m in Q1, 2017.

Share Buyback

During the quarter, the Company bought back 27,000 shares at an average price of $5.15 and a total value of $0.1m. This brings the total purchased since the beginning of the program to over 2.5m shares with a total value of $17.5m.

Comments

Commenting on the results Kevin Tansley, Chief Financial Officer stated “There were a number of positive aspects to our performance this quarter. In addition to our growth in revenues, we saw a significant improvement in gross margins to 43.8%, which is the highest we have recorded in the last six quarters.  By maintaining the level of our indirect costs, this translated into an increase in operating profit from $1.3m to $1.8m – an increase of over 38%.  Similarly our Diluted EPS increased from 5 cents to 7.1 cents.”

Ronan O’Caoimh, Chief Executive Officer stated “Clinical Laboratory revenues grew by 2.5% this quarter. As in previous quarters, this was driven by the continued growth of our Diabetes and Autoimmunity businesses. Meanwhile, our Point-of-Care revenues fell by 5.8%. This partly due to the adverse impact of lower federal funding for public health programs on US HIV revenues.  In addition, African HIV sales were slightly lower this quarter due to the normal fluctuations which are a feature of this market.  Of greater importance is the fact that Trinity’s Uni-gold product remains the pre-eminent confirmatory HIV test in the African market.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Mar 31, 2018 (unaudited)	Three Months Ended Mar 31, 2017 (unaudited)

Revenues	23,799	23,536

Cost of sales	(13,371)	(13,645)

Gross profit	10,428	9,891
Gross profit %	43.8%	42.0%

Other operating income	24	23

Research & development expenses	(1,272)	(1,328)
Selling, general and administrative expenses	(6,940)	(7,028)
Indirect share based payments	(434)	(250)

Operating profit	1,806	1,308

Financial income	205	177
Financial expenses	(1,159)	(1,170)
Net financing expense	(954)	(993)

Profit before tax & non-cash items	852	315

Income tax expense	(132)	(99)
Profit after tax before non-cash items	720	216

Non-cash financial (expense)/income	(342)	1,030

Profit after tax and non-cash items	378	1,246

Earnings per ADR (US cents)	1.8	5.6

Earnings per ADR excluding non-cash financial expense/income (US cents)	3.4	1.0

Diluted earnings per ADR (US cents)*	7.1	5.0

Weighted average no. of ADRs used in computing basic earnings per ADR	20,907,885	22,102,620

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,163,828	27,362,174

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Mar 31, 2018 US$ ‘000 (unaudited)	Dec 31, 2017 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	7,033	5,800
Goodwill and intangible assets	66,474	64,754
Deferred tax assets	8,968	8,698
Other assets	779	771
Total non-current assets	83,254	80,023

Current assets
Inventories	34,179	32,805
Trade and other receivables	22,118	20,740
Income tax receivable	1,234	1,440
Cash, cash equivalents and deposits	53,895	57,607
Total current assets	111,426	112,592

TOTAL ASSETS	194,680	192,615

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,224
Share premium	16,187	16,187
Accumulated surplus	46,837	46,157
Other reserves	1,529	1,628
Total equity	65,777	65,196

Current liabilities
Income tax payable	344	310
Trade and other payables	21,761	20,845
Provisions	50	75
Total current liabilities	22,155	21,230

Non-current liabilities
Exchangeable senior note payable	95,167	94,825
Other payables	453	532
Deferred tax liabilities	11,128	10,832
Total non-current liabilities	106,748	106,189

TOTAL LIABILITIES	128,903	127,419

TOTAL EQUITY AND LIABILITIES	194,680	192,615

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Mar 31, 2018 (unaudited)	Three Months Ended Mar 31, 2017 (unaudited)

Cash and cash equivalents at beginning of period	57,607	77,108

Operating cash flows before changes in working capital	3,258	2,267
Changes in working capital	(2,679)	(2,208)
Cash generated from operations	579	59

Net Interest and Income taxes paid	204	177

Capital Expenditure & Financing (net)	(4,061)	(3,646)

Free cash flow	(3,278)	(3,410)

Payment of HIV-2 licence fee	-	(1,112)

Share buyback	(434)	(1,833)

Once-off items	-	(902)

Cash and cash equivalents at end of period	53,895	69,851

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: 3 May 2018